THE LACLEDE GROUP, INC.

720 OLIVE STREET

ST. LOUIS, MISSOURI 63101

BARRY C. COOPER

CHIEF FINANCIAL OFFICER

February 17, 2005

Mr. Jim Allegretto

Sr. Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Form 10-K for the Year Ended September 30, 2004
Filed November 19, 2004
File No. 1-16681
File No. 1-1822

Dear Mr. Allegretto:

The following comments and supplementary information are in response to your letter dated February 4, 2005 to Douglas Yaeger regarding the Form 10-K for the fiscal year ended September 30, 2004 filed by The Laclede Group, Inc. and its wholly-owned subsidiary, Laclede Gas Company. Capitalized terms used in this letter and not otherwise defined shall have the respective meanings ascribed to them in our Form 10-K.

General

1.     Where a comment below requests additional disclosures or other revisions to be made, please include them in your future filings including interim periods where applicable. In our interest to reduce the volume of comments, we have not addressed Laclede Gas Company with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the Laclede Gas Company financial statements and related disclosures. Please confirm to us your agreement with this objective.

Response: We agree to include in future filings, including interim periods when applicable, of The Laclede Group, Inc. and, when appropriate, Laclede Gas Company, additional disclosures and other revisions as indicated in this letter.

We acknowledge that where your comment with respect to The Laclede Group, Inc. also relates to Laclede Gas Company, we will incorporate the response in the corresponding financial statements and disclosures of Laclede Gas Company.

Item 1, Business, page 4

2.     Please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. Please tell us if you consider the distribution of natural gas and the sale of this commodity as separate revenue streams. Please refer to Item 101(c) of Regulation S-K. If you believe you have complied with this or do not believe it applies, please justify in detail.

Response: We believe the best way to view our business is through our three reportable business segments, each of which reflects revenues that in any of the last three fiscal years accounted for 10% or more of consolidated revenues by class of similar products or services, as well as by category of external customers, as noted in our response to Comment No. 9. In future filings, we propose to include a table similar to that provided below that discloses our revenues on a segment, and thus also on a product or service and external customer, basis:

	2004	2003	2002
Regulated Gas Distribution	$868,905	$774,772	$592,097
Non-Regulated Services	104,239	100,168	94,116
Non-Regulated Gas Marketing	270,328	163,861	64,798
Non-Regulated Other	6,848	11,529	4,228

Total Operating Revenues	$1,250,320	$1,050,330	$755,239

The Regulated Gas Distribution segment includes the Utility’s regulated operating revenues for the distribution and sales of natural gas to various customers within the Utility’s service area, as well as “off-system sales,” which represent sales of natural gas outside of its traditional service territory. Thus, revenues from the distribution and sale of gas are treated as one revenue stream. While the revenues from off-system sales represent a significant part of that revenue stream, they represent less than 10% of consolidated revenues for all years presented. We therefore include all revenues from the sale and distribution of natural gas by the Utility in the Regulated Gas Distribution category of revenues. Historically, we have used the terms “distribution,” “sale” and “distribution and sale” of natural gas interchangeably since Laclede Gas is not an unbundled distribution company. We will seek to conform our terminology in future filings. We direct the Staff’s attention to the further detail on revenue from the distribution and sale of natural gas by individual customer class for the Utility shown in Item 1 on page 7. The Laclede Group, Inc.’s consolidated revenues from the Non-Regulated Services segment and the Non-Regulated Gas Marketing segment are derived from the provision of services to locate and mark underground facilities and from non-regulated natural gas sales, respectively. Neither of these segments has other classes of similar products or services that in any of the last three fiscal years represented more than 10% of consolidated revenues. All other classes of products or services are combined in Non-Regulated Other and represent less than 10% of consolidated revenues for all years presented. A narrative description of the business of each subsidiary is provided in Item 1 on pages 6-8.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

3.     You discuss and quantify the business reasons for changes in revenues in your statement of operations. However, we believe your analysis of results of operations could be enhanced by including a chart to reflect the volume and average price of natural gas sold segregated by class of customers, for all periods presented. Please refer to Item 303(a)(3) of Regulation S-K, and SEC Release No. 33-8350.

Response: As noted in our Item 7 disclosures on page 19 under the heading “Regulated Operating Revenues and Operating Expenses,” changes in our wholesale gas costs flow through to all of the sales classes of on-system Utility customers pursuant to the purchased gas adjustment clause applicable to the Utility’s regulated gas sales. Likewise, the Utility’s weather mitigation rate structure, as described in Item 7 on page 17 of our Form 10-K, is designed to recover the Utility’s fixed costs, or margin, more evenly during the heating season. Thus, variations in sales volumes are not necessarily indicative of margin variations. As a result, disclosure of gas costs and volumes by customer class would not enhance analysis of our results of operations. However, in future filings, we will seek to enhance the presentation of our disclosures with regard to variations in revenues to provide a more reader friendly format for such quantifications. An example of that change in presentation explaining the $94.1 million increase in regulated operating revenues from 2003 to 2004, as reported in our 2004 Form 10-K, on page 19, is as follows:

Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for fiscal year 2004 increased $94.1 million, or 12.1%, above fiscal 2003. Temperatures were 14% warmer than normal and 15% warmer than last year. Laclede Gas sold and transported 1.12 billion therms in fiscal year 2004 compared with 1.13 billion therms in fiscal year 2003. The increase in regulated operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs (passed on to Utility customers, subject to prudence review by the MoPSC)	$105.0
Lower system sales volumes resulting from warmer weather and other variations	(54.9)
Higher off-system sales volumes, reflecting more favorable market conditions as described in greater detail in Results of Operations	47.5
Lower prices charged for off-system sales	(5.5)
Partial-year effect of the ISRS	1.1
General rate increase	0.9

Total Variation	$94.1

Prior fiscal year data would be presented in a similar fashion below the current year data.

Results of Operations, page 17

4.     You describe the increase in revenues from fiscal year 2004 compared to fiscal year 2003 to include a $42 million increase from off-system sales revenue. Please discuss the primary reason(s) for the increase in your off-system sales and include an analysis of changes in both volume and price. Additionally, please describe any margin sharing arrangements with respect to your off-system revenue.

Response: In future filings, we will discuss further the primary factors that impact off-system sales and provide expanded quantifications relative to the changes due to volumes and selling prices. The Utility retains all margins associated with off-system sales, as there are no margin-sharing arrangements in place. An example of such a discussion is as follows:

The Utility’s income from off-system sales remains subject to fluctuations in market conditions. Some of the factors impacting the level of off-system sales include the availability and cost of our natural gas supply, the weather in the Utility’s service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

In addition, price and volume quantifications will be added to the revenue variation presentations as illustrated in our response to Comment No. 3 above.

Liquidity and Capital Resources, page 25

5.     Please include planned funding of pension and other postretirement benefit obligations in your table of contractual cash obligations in your future annual filings. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Response: Our pension and other post-retirement benefit obligations fluctuate due to various factors, including interest rate movements, investment performance and changes in actuarial assumptions, and therefore are not reliably forecasted beyond the next fiscal year. We provide detailed disclosures concerning these plans in Note 2 to our financial statements. Thus, in response to the Staff’s comment, we propose to add in future filings a footnote beneath the table of contractual obligations that will provide those amounts, if any, anticipated to be funded in the next fiscal year, as well as a reference to the financial statement footnote that sets forth the detailed disclosures. A sample disclosure is as follows:

Commitments related to pension and post-retirement benefit plans have been excluded from the table above. The Company does not expect to make any contributions to its qualified, trusteed pension plans in fiscal 2005. It anticipates Laclede Gas will make a $0.3 million contribution relative to its non-qualified pension plans. With regard to post-retirement benefits, the Company anticipates Laclede Gas will contribute $7.5 million to the qualified trusts and $0.4 million directly to participants from Laclede Gas’ funds during fiscal 2005. For further discussion of the Company’s pension and post-retirement benefit plans, refer to Note 2, Pension Plans and Other Post-Retirement Benefits, of the Notes to Consolidated Financial Statements.

Consolidated Balance Sheets, page 31

6.     We note that some of your non regulated wholly-owned subsidiaries, including Laclede Investment LLC and Laclede Development Company, invest in or make loans to joint ventures. Please tell us how your wholly owned subsidiaries account for these investments and include a brief summary of the accounting literature you relied upon to determine the appropriate method. Finally, please quantify for us the investments made in or loans made to these joint ventures. If material, please segregate for us these amounts by the method of accounting you applied.

Response: The investments and loans to joint ventures made through wholly-owned subsidiaries historically are not material to the consolidated operations or financial condition of The Laclede Group. Laclede Development is a 50% general partner in an unconsolidated partnership. Its investment, totaling approximately $3.5 million at September 30, 2004, is accounted for in accordance with the equity method of accounting, as provided by APB Opinion No. 18 after giving consideration to FIN 46(R). This amount was included on the Company’s Consolidated Balance Sheets on the “Other Property and Investments” line. Note 15 of the Form 10-K, Commitments and Contingencies, disclosed $2.6 million in loans of the unconsolidated partnership for which the consolidated subsidiary is jointly and severally liable. Further, Laclede Investment has made real estate development loans to the unconsolidated partnership of approximately $0.7 million at September 30, 2004, which also were reflected on the Company’s Consolidated Balance Sheets on the “Other Property and Investments” line.

Notes to Consolidated Financial Statements

General

7.     You disclose in Note 1 that you engage in related party transactions in the ordinary course of business and certain transactions are not eliminated in consolidation in accordance with SFAS 71. Please disclose any material related party transaction as required by paragraphs 2 to 4 of SFAS 57 or explain supplementally why they have been omitted.

Response: We will include in Note 1 of future filings a description of the nature of intercompany transactions and parties involved in those transactions that are not eliminated in accordance with SFAS No. 71. Those types of transactions during fiscal 2004 included sales of natural gas from Laclede Gas to Laclede Energy Resources of approximately $3.0 million, sales of propane by Laclede Pipeline Company to Laclede Gas of approximately $3.5 million, sales of natural gas from Laclede Energy Resources to Laclede Gas Company of approximately $20.3 million, and services performed by SM&P Utility Resources to locate and mark underground facilities for Laclede Gas of approximately $0.4 million. A similar description will also be added to Note 14, Information by Operating Segment, where intersegment revenues are currently disclosed.

Note 5., Earnings Per Share of Common Stock, page 49

8.     We note that your non-employee directors and at least one of your executive officers received restricted shares of common stock whereby the shares vest over various timeframes. Please tell us whether there are any circumstances under which these shares are subject to return. To the extent such shares are subject to return, please tell us your treatment of these shares in determining the number of shares outstanding used in your calculation of basic and diluted earnings per share. Please refer to paragraph 10 of SFAS 128.

Response: The restricted stock may be forfeited if the vesting conditions are not met. Despite the possibility of forfeiture, all of the shares have been treated as outstanding for calculation of the basic and diluted EPS. At the end of each of the last three fiscal years, the number of shares subject to these restrictions was less than 13,000, which amount did not have an impact on reported earnings per share.

Note 14., Information by Operating Segment

9.     Your revenues consist of sales of various products including natural gas and other commodities, and the distribution of natural gas to customers. Please disclose your revenues from external customers for each product and service or each group of similar products and services. This information should be provided for each period presented. Please refer to paragraph 37 of SFAS 131.

Response: Management considers the Utility’s sale of natural gas to all customer classes as part of utility operations and reports such revenues accordingly. The Laclede Group, Inc.’s business consists primarily of (1) the sale and distribution of natural gas through our gas utility, which is reported in our Regulated Gas Distribution segment, (2) the locating and marking of underground facilities by SM&P Utility Resources, which is reported in our Non-Regulated Services segment, and (3) the non-regulated marketing of natural gas by Laclede Energy Resources, which is reported in our Non-Regulated Gas Marketing segment. Thus, as mentioned in our response to Comment No. 2 above, our disclosures on a segment basis also represent disclosure by class of external customers, which is included in our segment footnote disclosure in Note 14, Information by Operating Segment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 314-342-0508 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary, at 314-342-0503, if you have any further questions or comments.

Sincerely,

Barry C. Cooper

BCC:kz

cc:	John Cannarella
Jim Hoffmeister